UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __to __

Commission file number 0-53589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLORIDIAN BANK 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Floridian Financial Group, Inc.

175 Timacuan Boulevard,

Lake Mary, Florida 32746

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Floridian Financial Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2008 have been prepared in accordance with the financial reporting requirements of ERISA.

Floridian Bank 401(K) Plan

Financial Report
12.31.08

Contents

Financial Statements

Statements of net assets available for benefits	1

Statement of changes in net assets available for benefits	2

Notes to financial statements	3 - 7

Supplementary Information

Schedule H, Line 4i – Schedule of assets (held at end of year)	8

Floridian Bank 401(K) Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value (Note 3):
Shares of registered investment companies (mutual funds)	$181,870	$10,888
Common stock	280,600	57,772

Total investments	462,470	68,660

Receivables:
Participant contributions	—	3,603

Total receivables	—	3,603

Net assets available for benefits	$462,470	$72,263

See Notes to Financial Statements.

Floridian Bank 401(K) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Contributions:
Participants’	$207,531
Rollovers	25,381

Total contributions	232,912

Investment results:
Net depreciation in fair value of investments	(26,866)

Total investment loss	(25,866)

Deductions:
Administrative expenses	2,034

Total deductions	2,034

Net increase during the year	205,012

Merger of plan assets (Note 8)	185,195

Net assets available for benefits:
Beginning	72,263

Ending	$462,470

See Notes to Financial Statements

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the Floridian Bank 401(K) Plan (the Plan), sponsored by Floridian Financial Group, Inc. (the Company) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and are age twenty-one or older. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may elect to make before-tax contributions up to the Internal Revenue Code (IRC) maximum limits. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. The Company may also make a discretionary contribution to the Plan at the end of the plan year. No employer contributions were made to the Plan for the years ended December 31, 2008 or 2007. Contributions are subject to limitations.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and an allocation of the Company’s contribution, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan’s literature. Participants may change their investment options at any time.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Loan terms are usually a maximum of five years except for the purchase or construction of a primary residence, which may be more than five years. As of December 31, 2008 and 2007, there are no outstanding loans.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited accounts: At December 31, 2008 and 2007, there were no forfeited non-vested accounts.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative and recordkeeping expenses and loan fees are paid directly from the Plan’s assets.

Note 3.	Investments

The following table presents investments in the Plan. Single investments that represent 5% or more of the Plan’s net assets are separately identified.

	2008	2007

Shares of registered investment companies (mutual funds), at fair value as determined by quoted market prices:
Federated Capital Preservation Fund*	37,722	6
Principal Income	25,072	—
Other	119,076	10,882
Common stock, at estimated fair value	280,600	57,772

	$462,470	$68,660

*Amount represents less than 5% of Plan’s net assets at December 31, 2007, but is included for comparative purposes.

During 2008, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $25,866, all of which related to registered investment companies (mutual funds).

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include:

	-	Quoted prices for similar assets or liabilities in active markets;

	-	Quoted prices for identical or similar assets or liabilities in inactive markets;

	-	Inputs other than quoted prices that are observable for the asset or liability;

	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued based on a blended approach utilizing the capitalization of book value method for the Southeastern Independent Bank Review Banks peer group and De Novo Banks peer group, after a discount for marketability, along with the income approach utilizing the present value of future earnings method.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Registered investment companies (mutual funds)	$181,870	$—	$—	$181,870
Common stock	—	—	280,600	280,600

Total assets at fair value	$181,870	$—	$280,600	$462,470

Level 3 gains and losses: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Common Stock

Balance, beginning of year	$57,772
Gains/(losses)	13,993
Purchases, sales, issuances and settlements (net)	208,835

Balance, end of year	$280,600

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6.	Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. The Plan invests in common stock of the Company. This investment qualifies as a party-in-interest transaction. Certain Plan assets were held by HBK Sorce Financial (HBK Sorce) during the years ended December 31, 2008 and 2007 and, therefore, HBK Sorce qualifies as a party-in-interest. HBK Sorce also provides investment advisory services to the Plan. Fees paid by the Plan for investment advisory services amounted to approximately $800 for the year ended December 31, 2008.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 7.	Tax Status

Effective June 15, 2006, the Plan has adopted a prototype defined contribution plan of AMI Benefit Plan Administrators, Inc. The prototype plan has received a determination from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the adoption date. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the Internal Revenue Code.

Note 8.	Asset Transfer

Effective June 26, 2008, the Plan was amended to allow the merger of assets from another plan belonging to an affiliate company of the Sponsor. Assets of approximately $185,000 were transferred into the Plan during the fourth quarter of 2008.

Note 9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Floridian Bank 401(K) Plan

EIN: 20-4539279
Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

		Common stock:
*	Floridian Financial Group, Inc.	Floridian Financial Group, Inc. common stock
		22,448 shares	**	280,600

		Shares of registered investment companies (mutual funds):
	Invesco AIM	Capital Development	**	11,107
		1,164 shares
	AllianceBernstein	Small Cap Growth	**	16,302
		963 shares
	AllianceBernstein	Small-Mid Cap Value	**	18,477
		1,870 shares
	AllianceBernstein	Value	**	14,079
		2,000 shares
	American Funds	Cash Management Trust American R2	**	652
		652 shares
	American Funds	EuroPacific Gr	**	12,197
		446 shares
	American Funds	Growth Fund of America	**	15,376
		767 shares
	American Funds	American Hi Inc Tr	**	347
		44 shares
	Delaware Investments	Small Cap Core	**	210
		29 shares
	Federated	Capital Preservation Fund	**	37,722
		3,772 shares
	Franklin Templeton	Small Cap Value	**	9,588
		359 shares
	Neuberger Berman	Partners Adv	**	20,164
		1,963 shares
	Principal Funds	Income	**	25,073
		3,088 shares
	The Victory Funds	Special Value Fund	**	576
		58 shares

				181,870

				$462,470

*	Indicates a party-in-interest as defined by ERISA.

**	Cost information is not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLORIDIAN FINANCIAL GROUP, INC. PROFIT SHARING 401(K) PLAN

/s/ John Waters
John Waters, Trustee

Dated: June 26, 2009